As filed with the Securities and Exchange Commission on January 4, 2016

Registration No. 333-182301

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Post-Effective Amendment No. 1

to

FORM S-1

REGISTRATION STATEMENT UNDER

THE SECURITIES ACT OF 1933

WISDOMTREE COAL FUND

(f/k/a GREENHAVEN COAL FUND)

(Exact name of Registrant as specified in its charter)

Delaware	6221	90-6214629
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

c/o WisdomTree Coal Services, LLC

245 Park Avenue, 35th Floor

New York, NY

(866) 909-9473

(Address, including zip code, and telephone number, including area code,

of Registrant’s principal executive offices)

Ryan Louvar

c/o WisdomTree Coal Services, LLC

245 Park Avenue, 35th Floor

New York, NY

(866) 909-9473

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:
Eliot Robinson Terrence Childers Bryan Cave LLP 1201 West Peachtree Street, NW Atlanta, Georgia 30309

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒  333-182301

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Accelerated filer ☐ Smaller reporting company ☐

EXPLANATORY NOTE

The Registrant is filing this Post-Effective Amendment No. 1 pursuant to Rule 462(d) for the sole purpose of replacing exhibits 3.1, 10.1, 10.2, 10.3 and 10.4 and adding new exhibits 3.2, 10.5 and 10.6.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16.  Exhibits and Financial Statement Schedules.

(a)  Exhibits.

Exhibit No.	Description
3.1	Certificate of Trust of WisdomTree Coal Fund, as amended
3.2	Declaration of Trust and Trust Agreement of WisdomTree Coal Fund, as amended
10.1	Form of Commodity Subadvisory Agreement
10.2	Form of Master Custodian Agreement
10.3	Form of Administration Agreement
10.4	Form of Distribution Services Agreement
10.5	Form of Transfer Agency and Services Agreement
10.6	Form of Participant Agreement

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, New York, on January 4, 2016.

WISDOMTREE COAL FUND

By:	Wisdomtree Coal Services, LLC, Sponsor

By:	/s/ Gregory Barton
Gregory Barton, Chief Executive Officer